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DIRECT DIAL (650) 470-4620 DIRECT FAX (650) 798-6624 EMAIL ADDRESS Mike.Ringler@Skadden.Com

January 14, 2022

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form S-4 of Entegris, Inc.

Ladies and Gentlemen:

On behalf of our client, Entegris, Inc. (the “Company”), we submit this letter regarding the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) by the Company on January 14, 2022 (the “Registration Statement”) through EDGAR concurrently with the filing of this letter.

Please be advised that the Company anticipates that it will not file its Annual Report on Form 10-K until on or about February 3, 2022 and will not file a proxy statement for its annual meeting until on or about March 16, 2022.  In order to permit the Registration Statement to be declared effective by the Commission prior to the filing of the Company’s Annual Report on Form 10-K and proxy statement for its annual meeting, the Company has included the information required by Part III of Form 10-K in the prospectus/proxy statement that forms a part of the Registration Statement.

In addition, please be advised that, as of the date hereof, the Company has not determined the amount to be paid out to its named executive officers with respect to non-equity incentive plan compensation for the fiscal year ended December 31, 2021.  It is anticipated that this determination will be made on or around February 1, 2022 following finalization of the Company's fiscal 2021 results.  In accordance with the instructions to Item 402(c)(2)(iv) of Regulation S-K, once such amounts are determined, the Company will disclose the amounts in a filing under Item 5.02(f) of Form 8-K.

If you have any questions concerning the foregoing, please feel free to contact me at (650) 470-4620 or mike.ringler@skadden.com.

Very truly yours,

/s/Mike Ringler
Mike Ringler

cc:	Joseph Colella Entegris, Inc.

cc:	H. Carol Bernstein CMC Materials, Inc.

cc:	Kenton King Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Edward Herlihy Wachtell, Lipton, Rosen & Katz

cc:	Brandon Price Wachtell, Lipton, Rosen & Katz